FOIA CONFIDENTIAL TREATMENT
OF LIMITED PORTIONS REQUESTED
BY LSB INDUSTRIES, INC.
UNDER 17 C.F.R. SECTION 200.83

January 22, 2008

Ms. Nudrat Salik
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:           LSB Industries, Inc.
Form 10-K/A for the fiscal year ended December 31, 2006, filed July 18, 2007
Form 10-K for the fiscal year ended December 31, 2006, filed March 27, 2007
Form 10-Q for the period ended September 30, 2007, filed November 5, 2007
File No. 1-7677

Dear Ms. Salik:

This letter responds to the comment letter dated December 18, 2007 from the U.S. Securities and Exchange Commission (the “Commission”), as referenced above. We have repeated your comments and provided our response immediately under the heading “Company Response” or in a referenced exhibit to this letter. Where appropriate, we have provided in our response what the revisions will look like in future filings. To assist you in your review of our response, we have italicized our responses where they represent changes to previously filed disclosures

Based on general comment number 1, any revisions or changes noted by our responses to your comments relating to our filings identified above will be made in future filings.

FORM 10-K/A#1 FOR THE YEAR ENDED DECEMBER 31, 2006

General

Comment Number 1:

Where a comment below requests additional disclosures or other revision to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company Response

The following responses have been prepared in accordance with this comment. Where revisions to disclosures have been requested, revisions will be included in our future filings.

Confidential Treatment Requested by LSB Industries, Inc.

Financial Statements

Note 3. Summary of Significant Accounting Policies

Accrued Insurance Liabilities, page F-16

Comment Number 2:

Please disclose the levels of excess loss coverage by type of risk self-insured.

Company Response

Following is our proposed revised footnote to disclose the levels of excess loss coverage by type of risk self-insured.

Accrued Insurance Liabilities - We are self-insured up to certain limits for group health, workers’ compensation and general liability claims. Above these limits, we have commercial insurance coverage for our contractual exposure on group health claims and statutory limits under workers’ compensation obligations. We also carry excess umbrella insurance of $50 million for most general liability risks excluding environmental risks. We have a separate $30 million insurance policy covering pollution liability at our El Dorado and Cherokee Facilities. Our accrued insurance liabilities are based on estimates of the self-insured portions of the claims, which include the incurred claims amounts plus estimates of future claims development calculated by applying our historical claims development factors to our incurred claims amounts. We also consider the reserves established by our insurance adjustors and/or estimates provided by attorneys handling the claims, if any. In addition, our accrued insurance liabilities include estimates of incurred, but not reported, claims and other insurance-related costs. At December 31, 2006 and 2005, our claims liabilities were $1,646,000 and $1,426,000, respectively, which are included in accrued and other liabilities. It is possible that the actual development of claims could exceed our estimates.

Income (Loss) Per Common Share, page F-21

Comment Number 3:

Please help us better understand the components of the line item described on the face of your statement of income as dividend requirements and stock dividend on preferred stock for the year ended December 31, 2006. Please provide us with a more detailed listing of the components and corresponding amounts than that provided on page F-22. Please also revise your footnote disclosures to better explain the components as well. Given that you disclose on page F-51 that you recorded a charge of $2,882,000 to accumulated deficit for the induced conversion of the Series 2 Preferred Stock, it is not clear how you arrived at the amount of $2,630,000. Refer to EITF Topic D-42. Please also tell us how you accounted for and reflected the holders waiving their rights to accrued, unpaid dividends in your financial statements.

Confidential Treatment Requested by LSB Industries, Inc.

Company Response

A: The $2,882,000 disclosed on page F-51 is the amount recorded as a charge to accumulated deficit. This amount is the excess of the fair value of the common stock issued to the holders pursuant to the exchange agreements over the fair value of the common stock to be issued to the holders under the original terms of the Series 2 Preferred in accordance with EITF Topic D-42 and SFAS 84 as shown in Exhibit A. The $2,882,000 effectively included the dividends in arrears at the time of the exchange agreements. The $2,630,000 is the total dividend requirements and stock dividend deducted from net income to determine net income applicable to common stock as shown below. The holders of the shares of Series 2 Preferred pursuant to the exchange agreements received consideration in excess of the dividends in arrears at the time of the exchange agreements as shown below. Because these dividends in arrears have been deducted from income (loss) applicable to common stock in previous years, only $705,000 was included in dividend requirements and stock dividend for 2006 associated with shares of Series 2 Preferred pursuant to the exchange agreements as shown below. A more detailed list of the components and corresponding amounts of the line item described on the face of the statement of income as dividend requirements and stock dividend on preferred stock for the year ended December 31, 2006 and related line items on page F-22 and supporting calculations on how we arrived at the amount of $2,630,000 are as follows:

2006 dividend requirements for cumulative preferred stock:

($000’s omitted)
20,000 shares of Series B 12% Cumulative, Convertible Preferred Stock ($12 per share)	$240
A range of 499,102 to 500,702 shares outstanding of Series 2 $3.25 Convertible, Exchangeable Class C Preferred Stock which were not pursuant to any exchange agreements ($3.25 per share)	1,624
104,548 shares of Series 2 $3.25 Convertible, Exchangeable Class C Preferred Stock pursuant to exchange agreements (see calculation below)	705
1,000,000 shares of Series D 6% Cumulative, Convertible Class C Preferred Stock ($0.06 per share)	60
A range of 683 to 871 shares of Noncumulative Redeemable Preferred Stock ($1.24 per share)	1

Total dividend requirements and stock dividend	$2,630

Calculation of dividend requirements and stock dividend on Series 2 Preferred pursuant to exchange agreements:

2006 dividend requirements prior to exchange agreements (104,548 shares x $0.8125 x 3 quarters)	$255
Excess of stock dividend (see discussion and calculation in Exhibit A and discussion in proposed footnote in Exhibit B) over dividends in arrears at time of exchange agreements (2,882,203 less (104,548 x $23.2625))	450

Total dividend requirements and stock dividend relating to exchange	$705

Confidential Treatment Requested by LSB Industries, Inc.

B: See Exhibit B for our proposed revised footnote to better explain the components used in determining net income (loss) per share which modifications in presentation, if applicable, would be applied to all periods presented in future filings.

C: We have referred to the dividends that have accumulated under the terms of cumulative preferred stocks but which are not due and payable as such have not been declared by our Board of Directors, as “accrued and unpaid”, based on the discussion in Exhibit C. Because these dividends had not been declared, they were not accrued as a liability, but instead the liquidation preference was disclosed and the dividends in arrears were deducted in arriving at net income applicable to common stock in the periods to which the dividend pertained. As noted above as the consideration paid in the exchange exceeded the aggregate liquidation preference of the securities, the holders effectively received these unpaid dividends. The consideration received in excess of the liquidation preference was deducted in arriving at net income applicable to common stock as discussed in (A) above.

We propose replacing the phrase “accrued and unpaid” with the phrase “dividends in arrears” in the various disclosures relating to this transaction in future filings.

Comment Number 4:

You excluded the effect of certain shares of convertible preferred stock from your determination of diluted net income (loss) per share as their effect would have been anti-dilutive. Please disclose which series of Preferred Stock was excluded. In light of the requirements of EITF Topic D-53, please tell us what consideration you gave to the induced conversion of certain shares of Series 2 Preferred Stock in your determination of whether the preferred stock was dilutive.

Company Response

A: See Exhibit B for our proposed revised footnote for future filings to disclose the series of preferred stock which were anti-dilutive.

B: In computing diluted net income per share for 2006, we followed the guidance of EITF Topic No, D-53. For computing purposes, we separated the Series 2 Preferred shares relating to the exchange agreements from the other convertible securities. We applied the “if converted” method from the beginning of 2006 to the date of the exchange agreements using both the 2006 dividend requirements prior to exchange agreements and the excess of the stock dividend over dividends in arrears at the time of exchange agreements (redemption premium) which totaled approximately $705,000 (see calculation under Comment Number 3). As a result, the $705,000 of dividend requirements and stock dividend on these shares of Series 2 Preferred was more dilutive than the underlying 348,366 weighted-average shares which were outstanding from the beginning of 2006 to the date of the exchange agreements.

Confidential Treatment Requested by LSB Industries, Inc.

Note 5. Inventories, page F-25

Comment Number 5:

In 2006, you recorded a reduction to cost of sales of $711,000 for the realization and reversal of losses related to inventory reserves. For each period presented, please tell us the gross amount for which cost of sales was reduced for the reversal of losses. Please help us understand how you determined it was appropriate to reverse previously recorded losses related to inventory. Refer to SAB Topic 5:BB.

Company Response

A: Our disclosure used the terminology “realization and reversal of losses”. As explained below, cost of sales was not reduced by the “reversal” of losses relating to inventory, only the realization of losses on inventory sold during the subsequent period. However for your information, the following is the detail of the net amounts which impacted cost of sales and included in our disclosure:

2006	2005	2004
	($000’s omitted)
Slow-moving inventory:
Provision for losses	$258	$121	$303
Cost exceeding net realizable value inventory:
Provision for losses	426	1,395	1,277
Realization of losses	(1,395)	(1,277)	(563)

Net total	$(711)	$239	$1,017

B: We follow the accounting guidance as discussed in SAB Topic 5:BB. The inventories which had these “lower of cost or market” reserves at the end of each respective year were sold during the subsequent year and therefore realized. We have excluded the use of the term “reversal” in our disclosure for 2007 and future Form 10K and Form 10Q filings.

Note 12. Long-Term Debt, page F-29

Comment Number 6:

You state that the conversion rates on your 7% Convertible Senior Subordinated Debentures due 2011 will be adjusted to reflect dividends, stock splits, issuances of rights to purchase shares of common stock and other events, as set forth in the Indenture. Please further expand your disclosure to describe the types of other events and types of issuances of rights to purchase shares of common stock which would result in a change to the conversion rates. Please clarify in your disclosure, if true, that the changes are due to standard antidilution provisions as discussed in paragraph 8 of EITF 05-2.

Confidential Treatment Requested by LSB Industries, Inc.

Company Response

The following is our proposed revised footnote to further expand and clarify our disclosure. (Also, please see the terms of the Indenture, which is incorporated by reference as Exhibit 4.23 to the Company’s Form 10-K/A).

7% Convertible Senior Subordinated Debentures - On March 14, 2006, we completed a private placement to six qualified institutional buyers, pursuant to which we sold $18.0 million aggregate principal amount of our 7% Convertible Senior Subordinated Debentures due 2011 (the “Debentures”). Interest on the Debentures is payable semi-annually in arrears on March 1 and September 1 of each year which began September 1, 2006. The Debentures are no longer outstanding. As of April 30, 2007, all of the outstanding Debentures were converted into our common stock, plus, in certain cases, payment of additional consideration relating to offers received from holders and accepted by us.

The Debentures were convertible by holders, in whole or in part, into shares of the Company’s common stock prior to their maturity on March 1, 2011. Holders of Debentures electing to convert all or any portion of a Debenture would obtain the following conversion rate per $1,000 principal amount of Debentures during the dates indicated:

Shares Per $1,000 Principal Amount	Conversion Price Per Share
Prior to September 1, 2006	125.00	$8.00
September 1, 2006 – February 28, 2007	141.25	$7.08
March 1, 2007 - August 31, 2007	141.04	$7.09
September 1, 2007 - February 29, 2008	137.27	$7.28
March 1, 2008 - August 31, 2008	133.32	$7.50
September 1, 2008 - February 28, 2009	129.23	$7.74
March 1, 2009 - March 1, 2011	125.00	$8.00

The conversion price was subject to anti-dilution provisions designed to maintain the value of the Debentures in the event we had taken certain actions with respect to our common stock, as described below, that effect all of the holders of our common stock equally and that could have a dilutive effect on the value of the conversion rights of the holders of the Debentures or that confer a benefit upon our current stockholders not otherwise available to the holders of the Debentures. In this regard, the Debentures provided that the conversion rate of the Debentures would be adjusted upon the occurrence of any of the following events:

(a)	the payment or issuance of common stock as a dividend or distribution on our common stock;

(b)
the issuance to all holders of common stock of rights, warrants or options to purchase our common stock (other than pursuant to our preferred share rights plan) for a period expiring within 45 days of the record date for such distribution at a price less than the average of the closing sale price for the 10 trading days

Confidential Treatment Requested by LSB Industries, Inc.

preceding the declaration date for such distribution; provided that the conversion price will be readjusted to the extent that such rights, warrants or options are not exercised;

To the extent that we had a rights plan in effect upon conversion of the Debentures into common stock, holders of Debentures would have received, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to the holders of our common stock, a portion of our assets, or debt or other securities or rights as set forth under clause (d) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

(c)	subdivisions, splits or combinations of our common stock;

(d)
distributions to the holders of our common stock of a portion of our assets (including shares of capital stock or assets of a subsidiary) or debt or other securities issued by us or certain rights to purchase our securities (excluding dividends or distributions covered by clauses (a) or (b) above or our preferred share rights plan); provided, however, that if we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the NASDAQ National Market or such other national or regional exchange or market on which the securities are then listed or quoted;

(e)
tender or exchange offer made by the Company or any subsidiary for all or any portion of the common stock and such shall require the payment to stockholders of consideration per share of common stock having a fair market value that exceeds the last reported closing sale price;

(f)	the Company, by dividend or otherwise, makes a distribution in cash to all holders of its common stock; and

(g)
the tender or exchange offer made by a person other than the Company or a subsidiary for more than 50% of the Company’s common stock and shall involve a payment by such person of consideration per share of common stock having a fair market value (as determined by the Company’s Board of Directors, whose determination is conclusive) that exceeds the closing price of a share of common stock and as of the offer expiration time the Company’s Board of Directors is not recommending rejection of the offer.

The Indenture provides that the conversion rate of the Debentures are subject to adjustment upon the occurrence of any of seven different events as described above. The first four of these events [subparagraphs (a)-(d)] are standard anti-dilution events as

Confidential Treatment Requested by LSB Industries, Inc.

described in paragraph 8 of EITF 05-2. The last three events [subparagraphs (e), (f) and (g)] are not considered standard anti-dilution provisions as discussed in paragraph 8 of EITF 05-2; however, these events triggering an anti-dilution conversion rate adjustment were within the control of the Company. For those that are not also an event of equity restructuring as defined in SFAS 123(R), they were evaluated as contingent beneficial conversion features (“BCF”). We planned to recognize a BCF if and when a triggering event occurred, until then it was accounted for as a contingent event and no accounting was warranted. None of the conversion rate adjustments occurred during the term of the debt (all of the debt was converted during 2006 and 2007), thus there is no requirement to account for the contingent BCF.

Our Board of Directors had reserved the right to increase the conversion rate if our Board of Directors determines (a) that an increase would be in our best interests or (b) it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution.

Comment Number 7:

Please expand your disclosures related to the induced conversion of your 7% Convertible Senior Subordinated Debentures due 2011 to address the following:
•
Given that the table of conversion rates you provide begins with March 1, 2007 and goes through March 1, 2011, it is not clear what the conversion rate was at the time of the induced conversion. Please clarify; and

•
It appears that the $277,000 represents the amount of cash consideration paid in the induced conversion. Please clarify and please also disclose the amount of the charge recorded upon conversion as well as the financial statement line item which includes the charge.

Company Response

We propose to expand our disclosures relating to the induced conversion in future filings, if applicable, as follows:

During 2006, $14 million of the Debentures were converted into 1,977,499 shares of our common stock at the conversion price of $7.08 per share. Several of the conversions related to offers received from holders and accepted by us which included the stated conversion price of $7.08 per share plus an additional consideration totaling $277,000 which was paid to these holders. Because these offers met the criteria within SFAS 84-Induced Conversions of Convertible Debt, the additional consideration of $277,000 was expensed and is included in interest expense in our consolidated statement of income. See Note 23 - Subsequent Events for additional information concerning subsequent conversions.

The Debentures are convertible by holders, in whole or in part, into shares of the Company’s common stock prior to their maturity on March 1, 2011. Holders of Debentures electing to convert all or any portion of a Debenture will obtain the following conversion rate per $1,000 principal amount of Debentures during the dates indicated:

Confidential Treatment Requested by LSB Industries, Inc.

Shares Per $1,000 Principal Amount	Conversion Price Per Share
Prior to September 1, 2006	125.00	$8.00
September 1, 2006 – February 28, 2007	141.25	$7.08
March 1, 2007 - August 31, 2007	141.04	$7.09
September 1, 2007 - February 29, 2008	137.27	$7.28
March 1, 2008 - August 31, 2008	133.32	$7.50
September 1, 2008 - February 28, 2009	129.23	$7.74
March 1, 2009 - March 1, 2011	125.00	$8.00

Note 14. Commitments and Contingencies

3. Other Environmental Matters, page F-41

Comment Number 8:

Please clarify your disclosure to state whether you continue to own and lease the Hallowell facility. If so, please help us understand how you determined it is appropriate to reflect additional costs recorded related to this facility in discontinued operations pursuant to SFAS 144.

Company Response

A. We continue to own and lease the real property at our former Hallowell facility. This lease was entered into as part of the sale on December 1, 2002 of the assets of Universal Tech Corporation (“UTeC”) and its sister company, Slurry Explosive Corporation (“Slurry”), both wholly-owned subsidiaries of the Company, to a third-party purchaser. Under this asset sale, the sellers ceased business operations and exited the explosives manufacturing business. However the buyers did not want to purchase the underlying land because they did not want to assume any potential environmental liabilities. Therefore, the sellers retained the real property and any liabilities relating to any pre-existing environmental contamination at the underlying land. At December 31, 2002, even though we continued to own the land, the Company did not assess our continuing involvement with our former Hallowell facility to be significant and therefore classified this as a discontinued operation.

We propose to modify our disclosures relating to the Hallowell facility in our future filings as follows:

In April 2002, Slurry Explosive Corporation (“Slurry”), later renamed Chemex I Corp., a subsidiary within our Chemical Business, entered into a Consent Administrative Order (“Slurry Consent Order”) with the Kansas Department of Health and Environment (“KDHE”), regarding Slurry’s Hallowell, Kansas manufacturing facility (“Hallowell Facility”). The Slurry Consent Order addressed the release of contaminants from the facility into the soils and groundwater and surface water at the Hallowell Facility. There are no known users of the groundwater in the area. The adjacent strip pit is used for fishing. Under the terms of the Slurry Consent Order, Slurry is required to, among other

Confidential Treatment Requested by LSB Industries, Inc.

things, submit an environmental assessment work plan to the KDHE for review and approval, and agree with the KDHE as to any required corrective actions to be performed at the Hallowell Facility.

In December 2002, Slurry and Universal Tech Corporation (“UTeC”), both subsidiaries within our Chemical Business, sold substantially all of their operating assets but retained ownership of the real property. At December 31, 2002, even though we continued to own the real property, the Company did not assess our continuing involvement with our former Hallowell facility to be significant and therefore accounted for the sale as discontinued operations. In connection with this sale, UTeC leased the real property to the buyer under a triple net long-term lease agreement. However, Slurry retained the obligation to be responsible for, and perform the activities under, the Slurry Consent Order. In addition, certain of our subsidiaries agreed to indemnify the buyer of such assets for these environmental matters. The successor (“Chevron”) of the prior owner of the Hallowell Facility has agreed, within certain limitations, to pay and has been paying one-half of the costs incurred under the Slurry Consent Order subject to reallocation.

B.  As discussed above, in December 2002, we ceased business operations and exited the explosives manufacturing business. However the buyers did not want to purchase the underlying land because they did not want to assume any potential environmental liabilities. Therefore we entered into an agreement to lease the real property to the buyers as discussed above. In addition, we had accrued approximately $75,000 for estimated cost associated with the Slurry Consent Order at December 31, 2002. As a result of the sale, we reclassified the operations of Slurry and UTeC as discontinued operations in accordance with SFAS 144 in 2002. At December 31, 2002, even though we continued to own the land, the Company did not assess our continuing involvement with our former Hallowell facility to be significant.

Subsequent to 2002, events have occurred, including but not limited to changes in our estimate of the environmental remediation obligations under the Slurry Consent Order, due in part to findings from investigation work performed and meetings with the Kansas Department of Health and Environment, which we disclosed in our filings. As a result, we made changes to our estimated accrued environmental remediation costs relating to the Slurry Consent Order. As disclosed in Note 4 of Notes to Consolidated Financial Statements, we classified these additional cost adjustments as discontinued operations in accordance with paragraph 44 of SFAS 144 which states:

“Adjustments to amounts previously reported in discontinued operations that are directly related to the disposal of a component of an entity in a prior period shall be classified separately in the current period in discontinued operations. The nature and amount of such adjustments shall be disclosed. Examples of circumstances in which those types of adjustments may arise include the following:

a. The resolution of contingencies that arise pursuant to the terms of the disposal transaction, such as the resolution of purchase price adjustments and indemnification issues with the purchaser.

Confidential Treatment Requested by LSB Industries, Inc.

b. The resolution of contingencies that arise from and that are directly related to the operations of the component prior to its disposal, such as environmental and product warranty obligations retained by the seller”.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 9A – Controls and Procedures, page 69

Comment Number 9:

Although you noted several significant deficiencies in your disclosure controls and procedures, you determined that your disclosure controls and procedures were effective as of December 31, 2006. Tell us the nature of each significant deficiency identified in your disclosure controls and procedures. For each deficiency, please address how you were able to reach the conclusion that your disclosure controls and procedures were effective in light of the deficiency. In a similar manner, please address the deficiencies you refer to in Item 4 of your Form 10-Q for the quarter ended September 30, 2007 and how you were able to conclude your disclosure controls and procedures were effective in light of these.

Company Response

The Company’s Disclosure Committee is chartered with the responsibility to monitor the effectiveness of the Company’s disclosure controls and procedures with the participation of our Chief Executive Officer and our Chief Financial Officer. The Disclosure Committee reviewed the internal controls over financial reporting with the assistance of internal audit and outside consultants and in combination with the observations made by Ernst & Young, LLP in conjunction with their financial statement audit for the year ended December 31, 2006. As a result of these reviews, we identified and evaluated several internal control deficiencies.

December 31, 2006:

Our review of these deficiencies determined that none of the deficiencies, either individually or in the aggregate, rose to the level of a material weakness but the following deficiencies in internal control over financial reporting were evaluated as significant deficiencies at December 31, 2006. This evaluation was discussed with Ernst and Young, LLP and the Audit Committee of the Company’s Board of Directors. Following each significant deficiency listed below is a discussion of the actions taken or circumstances considered by the Disclosure Committee along with other mitigating controls to enable us to conclude that our disclosure controls and procedures were effective.

Confidential Treatment Requested by LSB Industries, Inc.

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Other Considerations:

In addition to the specific considerations related to each significant deficiency outlined above, the Disclosure Committee also considered other general and mitigating

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Confidential Treatment Requested by LSB Industries, Inc.

controls in evaluating the effectiveness of our disclosure controls and procedures in light of these significant deficiencies, either individually or in the aggregate. Of the mitigating controls, the Disclosure Committee placed greater reliance on financial review controls. These financial review controls are multi-level and include the review of account activity, reconciliations, valuation calculations, and variance analysis as well as the review of the financial statements and disclosures by operational, financial, and senior management. The Disclosure Committee concluded that its financial review process includes mitigating controls which the Company can rely upon to detect material errors, if any, in financial statements and disclosures that might occur as a result of these significant deficiencies.

Based on these evaluations we concluded that although we noted several significant deficiencies in our disclosure controls and procedures, our disclosure controls and procedures were effective as of December 31, 2006.

September 30, 2007:

At September 30, 2007, the Company reported that although we had noted various significant deficiencies in our disclosure controls and procedures, we were able to conclude that our controls were effective. During 2007, we continued our efforts to comply with the provisions of Section 404 Sarbanes-Oxley  and remediate the significant deficiencies. As we continued our review of our disclosure controls and procedures, we did not identify any additional significant deficiencies. The significant deficiencies noted at September 30, 2007 included some of the same significant deficiencies noted at December 31, 2006 and discussed above. These significant deficiencies were discussed with Ernst & Young, LLP and the Audit Committee of the Company’s Board of Directors.

The various significant deficiencies noted at December 31, 2006, and a discussion of the actions taken as of September 30, 2007 related to each of these deficiencies follows.

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Other Considerations:

At September 30, 2007, in addition to the specific considerations related to each significant deficiency outlined above, the Disclosure Committee continued to consider other general and mitigating controls in evaluating the effectiveness of our disclosure controls and procedures in light of these significant deficiencies, either individually or in the aggregate. Of the mitigating controls, the Disclosure Committee placed greater reliance on financial review controls. These financial review controls are multi-level and include the review of account activity, reconciliations, valuation calculations, and variance analysis as well as the review of the financial statements and disclosures by operational, financial, and senior management. The Disclosure Committee concluded that its financial review process includes mitigating controls which the Company can rely upon to detect material errors, if any, in financial statements and disclosures that might occur as a result of these significant deficiencies.

Based on these evaluations we concluded that although we noted various significant deficiencies in our disclosure controls and procedures, our disclosure controls and procedures were effective as of September 30, 2007.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

General

Comment Number 10:

Please address the above comments in your interim filings as well.

Company Response

If applicable, we will incorporate our responses to the above comments in our future interim filings.

Financial Statements

Consolidated Statements of Income, page 6

Comment Number 11:

Please help us better understand the components of the line items described as dividend requirements and stock dividends on preferred stock exchanged in March 2007

1 Confidential Treatment Requested.

Confidential Treatment Requested by LSB Industries, Inc.

and other preferred stock dividends and dividend requirements. Please provide us with a listing of the components and corresponding amounts and help us understand how you arrived at these amounts based on the disclosure in Notes 14, 15, and 18 to the financial statements. Please also revise your footnote disclosures to better explain the components. For exchanges under the tender offer, please address how you arrived at the amounts pursuant to EITF Topic D-42. Please also tell us how you accounted for and reflected the holders waiving their rights to accrued, unpaid dividends in your financial statements.

Company Response

A: The $12.3 million disclosed in Note 14 is the amount recorded as a charge to accumulated deficit. This amount is the excess of the fair value of the common stock issued to the holders pursuant to the tender offer over the fair value of the common stock to be issued to the holders under the original terms of the Series 2 Preferred in accordance with EITF Topic D-42 and SFAS 84 as shown in Exhibit D. The $12.3 million effectively included the dividends in arrears as of the day our Board of Directors accepted the shares tendered. The $5,608,000 is the total dividends, dividend requirements and stock dividend deducted from net income to determine net income applicable to common stock as shown below. The holders of the shares of Series 2 Preferred pursuant to the tender offer received consideration in excess of the dividends in arrears as of the day our board of directors accepted the shares tendered as shown below. Because these dividends in arrears have been deducted from income (loss) applicable to common stock, in previous years, only $4,971,000 was included in dividends, dividend requirements and stock dividend for 2007 associated with shares of Series 2 Preferred pursuant to the tender offer as shown below. A more detailed list of the components and corresponding amounts of the line item described on the face of the statement of income as dividend requirements and stock dividends on preferred stock exchanged in March 2007 and other preferred stock dividends and dividend requirements for the nine months ended September 30, 2007 and supporting calculations on how we arrived at the total amount of $5,608,000 are as follows:

(The remainder of this page left blank intentionally)

Confidential Treatment Requested by LSB Industries, Inc.

Dividends for preferred stock for the nine months ended September 30, 2007:

($000’s omitted)
20,000 shares of Series B 12% Cumulative, Convertible Preferred Stock (see (B) below)	$240
A range of 25,820 to 193,295 shares outstanding of Series 2 $3.25 Convertible, Exchangeable Class C Preferred Stock which did not exchange pursuant to the tender offer (see (1) below)	331
1,000,000 shares of Series D 6% Cumulative, Convertible Class C Preferred Stock (see (B) below)	60
585 shares of Noncumulative Redeemable Preferred Stock (See (B) below)	6
637

305,807 shares of Series 2 $3.25 Convertible, Exchangeable Class C Preferred Stock exchanged pursuant to the tender offer (see (2) below)	4,971

Total dividends, dividend requirements and stock dividend	$5,608

(1) Detail of dividends and dividend requirements for the Series 2 Preferred which did not exchange pursuant to the tender offer:

167,475 shares of Series 2 $3.25 Convertible, Exchangeable Class C Preferred Stock converted prior to redemption date (disclosed in Note 15) ($1.625 per share)	$272
25,820 shares of Series 2 $3.25 Convertible, Exchangeable Class C Preferred Stock redeemed according to stated terms of the securities (disclosed in Note 15) (see (3) below)	59
Total dividends and dividend requirements relating to these shares	$331

(2) Calculation of dividend requirements and stock dividend on Series 2 Preferred exchanged pursuant to tender offer:

Excess of stock dividend (see discussion and calculation in Exhibit D and discussion in proposed footnote in Exhibit E) over dividends in arrears as of the day our board of directors accepted the shares tendered (12,302,551 less (305,807 x $23.975))	$4,971

(3) Calculation of dividend on Series 2 Preferred redeemed according to stated terms of the securities:

2007 dividend requirements prior to redemption (25,820 shares x $2.275-See (B) below)	$59
Excess of dividend (see discussion and calculation in Exhibit F) over dividends in arrears at time of redemption (677,775 less (25,820 x $26.25))	-
Total dividend relating to redeemed shares	$59

B: The following is a reconciliation of the cash dividends paid in 2007 to the amounts included to determine net income applicable to common stock for the nine months ended September 30, 2007 (in thousands):
Cash dividends paid during 2007	Dividends in arrears at December 31, 2006	2007 dividends
Series B Preferred	$1,890	(1)	$1,650	$240
Series 2 Preferred (25,830 shares)	$678	(2)	$619	$59
Series D Preferred	$360	(1)	$300	$60
Noncumulative Preferred	$6	(1)	$-	$6

(1)  Disclosed in Note 18
(2)  Disclosed in Notes 15 and 18

Confidential Treatment Requested by LSB Industries, Inc.

C: See Exhibit E for our proposed revised footnote in future filings to better explain the components used in determining net income per share.

D: See response under (C) of Comment Number 3

Notes to the Financial Statements

Note 13. Contingencies

Dividends on Series 2 Preferred, page 28

Comment Number 12:

You state that the Jayhawk Group has advised you that they may bring legal action against you for all accrued and unpaid dividends on the shares of Series 2 Preferred that they converted after receipt of the notice of redemption. Elsewhere you disclose that this amount is approximately $4 million. Please disclose whether the $4 million is accrued for at September 30, 2007.

Company Response

As discussed in our response to Comment Number 3, our use of the term “accrued and unpaid” dividends was a legal term. Because these dividends had not been declared, they were not accrued as a liability. The Company believes it is not probable that the Jayhawk Group would be successful in a legal claim for the dividends in arrears and therefore this contingency does not meet the criteria for accrual in accordance with SFAS 5. See Exhibit C for a discussion of the Jayhawk Group’s rights to receive dividends in arrears not previously declared by our board of directors and the right to receive such dividends in arrears upon the redemption of the Series 2 Preferred.

We propose to modify our disclosure in future filings as follows:

As discussed in Note 22 “Related Party Transactions” the Jayhawk Group has advised us that it may bring legal action against us for all dividends in arrears (approximately $4 million) on the shares of Series 2 Preferred that it converted after receipt of the notice of redemption. The Company believes that the likelihood of the Jayhawk Group to recover the dividends in arrears is not probable. Therefore, no liability has been established at September 30, 2007.

Note 19. Income Taxes, page 36

Comment Number 13:

Please disclose the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate in accordance with paragraph 21(b) of FIN 48. Please also provide the disclosures required by paragraph 21(d) of Fin 48 for positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months.

Confidential Treatment Requested by LSB Industries, Inc.

Company Response

When LSB adopted FIN 48 effective January 1, 2007, the only material uncertain tax positions were related to possible prior year exposure for state income taxes in certain states where we had previously not filed tax returns. For 2005, we filed initial tax returns in certain states and started paying the required state tax liabilities. We have continued to file tax returns and pay the required state tax liabilities in years subsequent to 2005. We did not, however, go back and file tax returns in these states for years prior to 2005. In assessing potential uncertain tax positions for implementation of FIN 48, we considered that a review by the taxing authorities in these states would, more-likely-than-not, result in additional taxes for prior periods. We estimated the potential liability to be $120,000 and this amount was recorded and disclosed in accordance with FIN 48.

Paragraph 21(b) of FIN 48 requires the disclosure of the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Because we are now filing tax returns in the jurisdictions in question and accruing the tax liability for those jurisdictions, there are no uncertain tax positions included in the current period effective tax rate. Further there would be no impact to the effective tax rate for the current period for the unrecognized tax benefits related to prior years since this was already provided for in the adoption of FIN 48 at January 1, 2007. We disclosed this in our footnote when we stated – “We do not expect the adoption of FIN 48 to impact our effective tax rate in 2007.”

The disclosures required under paragraph 21(d) of FIN 48 are for positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months. Since the uncertain tax positions that we have identified all relate to possible prior year exposure for state income taxes and the Company has not been contacted by any of these states regarding this matter, we do not anticipate any significant increases or decreases in this exposure in the next 12 months.

We believe that Note 19 to our Condensed Consolidated Financial Statements included in our September 30, 2007 Form 10-Q included the required disclosures.

Comment Number 14:

Please expand your discussion to address the negative factors which you determined no longer existed in the quarter ended September 30, 2007 and resulted in the reversal of the $3.2 million valuation allowance. Please also explain how you arrived at the particular amount of the reversal. In a similar manner, please address the reversal of the valuation allowance related to AMT credit carryforwards.

Company Response

A:   We propose to revise future disclosures as noted in Italics below where applicable to be consistent with the revisions as they would apply to Note 19 to Consolidated Condensed Financial Statements included in the September 30, 2007 Form 10-Q.

Confidential Treatment Requested by LSB Industries, Inc.

At December 31, 2006, we had regular NOL carryforwards of approximately $49.9 million that begin expiring in 2019 and alternative minimum tax NOL carryforwards of approximately $31.9 million. We account for income taxes under the provision of SFAS No. 109 - Accounting for Income Taxes (“SFAS 109”) which requires recognition of future tax benefits (NOL carryforwards and other temporary differences), subject to a valuation allowance if it is determined that it is more-likely-than-not that such asset will not be realized. In determining whether it is more-likely-than-not that we will not realize such tax asset, SFAS 109 requires that all negative and positive evidence be considered (with more weight given to evidence that is “objective and verifiable”) in making the determination. Prior to September 30, 2007, we had valuation allowances in place against the net deferred tax assets arising from the NOLs and other temporary differences. Prior to September 30, 2007, management considered certain negative evidence in determining that it was “more-likely-than-not” that the net deferred tax assets would not be utilized in the foreseeable future, thus a valuation allowance was required. The negative evidence considered primarily included the Company’s history of losses, both as to amount and trend and uncertainties surrounding the Company’s ability to generate sufficient taxable income to utilize these NOL carryforwards.

However, as a result of improving financial results during 2007, including some unusual transactions (settlement of pending litigation and insurance recovery of business interruption claim) in the quarter ended September 30, 2007, and our current expectation of generating taxable income in the future, we determined that there was sufficient objective and verifiable evidence to conclude that it was more-likely-than-not that the Company would be able to realize the net deferred tax assets. As a result, we reversed valuation allowances of approximately $3.2 million as a benefit for income taxes and recognized a deferred tax asset of approximately $9.7 million and a deferred tax liability of approximately $6.5 million.

B:   In arriving at the $3.2 million valuation allowance reversed as a benefit for income taxes we considered SFAS 109.288h which states:

“The tax effect of a valuation allowance expected to be necessary for a deferred tax asset at the end of the year for originating deductible temporary differences and carryforwards during the year should be included in the effective tax rate. The effect of a change in the beginning-of-the-year balance of a valuation allowance as a result of a change in judgment about the realizability of the related deferred tax asset in future years shall not be apportioned among interim periods through an adjustment of the effective tax rate but shall be recognized in the interim period in which the change occurs...”

We also considered section T1804 of Ernst & Young’s Financial Reporting Developments on Accounting for Income Taxes. It concludes that for current-year changes in a valuation allowance for deferred taxes as of the beginning of the year, the treatment for interim financial reporting purposes is dependent on whether the benefit is expected to be realized because of current-year income, or alternatively, because of expectations about future years’ income. If the benefit is expected to be realized because

Confidential Treatment Requested by LSB Industries, Inc.

of both current-year income and future years’ income, the benefit would be allocated between the interim period that includes the date of the change in judgment (for the future-year effect) and inclusion in the annual effective rate (for the current-year effect).

Accordingly, our determination of the $3.2 million valuation allowance reversed as a benefit for income taxes at September 30, 2007 represented the portion of the valuation allowance attributable to the deferred tax assets that we estimated to be realized because of expectations about future years’ income.

C:  In assessing the need for a valuation allowance for AMT credit carryforwards, SFAS 109.239 states a valuation allowance is not necessary if the deferred tax asset can be realized in one of the following ways:
•	By reducing a deferred tax liability from the amount of regular tax on regular tax temporary differences to not less than the amount of Tentative Minimum Tax (TMT) on AMT temporary differences.
•	By reducing taxes on future income from the amount of regular tax on regular taxable income to not less than the amount of TMT on AMT income.
•	By employing a tax-planning strategy such as changing from tax-exempt to taxable interest income.
•	By loss carryback.

In our situation, we estimated that the Company would be in a regular tax paying situation during 2008 and thus would be able to utilize AMT credit carryforwards to reduce the regular tax liability to not less than the amount of TMT on AMT income. Therefore, the valuation allowance associated with the AMT credit carryforwards was reversed at September 30, 2007.

We respectfully acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings,
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment Requested by LSB Industries, Inc.

We appreciate the courtesies you have shown us as we developed our responses, Please contact the undersigned at (405) 235-4546 if you have any further comments or questions concerning this matter.

Sincerely,

/s/ Tony M. Shelby
Tony M. Shelby
LSB Industries, Inc.
Executive Vice President of Finance
and Chief Financial Officer

Confidential Treatment Requested by LSB Industries, Inc.

EXHIBIT A

LSB INDUSTRIES, INC.
EXCHANGES OF PREFERRED STOCK FOR COMMON STOCK
DECEMBER 2006

The following is a summary of the exchanges of stock in October 2006.

Several separate, individually negotiated agreements were entered into in October 2006 with various holders of LSB's $3.25 Convertible Class C Preferred Stock, Series 2. Pursuant to the terms of the Exchange Agreements, LSB agreed to issue an aggregate of 773,655 shares of common stock, par value $0.10 per share, in exchange for an aggregate of 104,548 shares of Series 2 Preferred surrendered to the company. The shares were exchanged at a rate of 7.4 to 1.

Accounting treatment:

  The excess of the fair value of the consideration transferred to the holders of preferred stock over the fair value of the common stock to be issued under the original terms (4.329 to 1) represents a return to the holders of preferred stock under EITF-Topic No. D-42 and FAS No. 84. We concluded these to be induced conversions due to the implied limited offer period as the result of the upcoming dividend date on December 15, 2006. Therefore the difference between (a) the fair value of the common stock issued to the former holders of preferred stock and (b) the fair value of the common stock that would have been issued under the original terms classified as a stock dividend and was charged to accumulated deficit.

Date of agreement	Series 2 Preferred shares surrendered	Common Stock Shares Issued at 7.4 to 1	Price of common stock on agreement date	Fair value of common stock on exchange date (A)	Common stock shares which would have been issued at 4.329 to 1	Price of common stock on agreement date	Fair value of common stock which would have been issued under original terms (B)	Return to holders -- excess of fair value (A) over (B)
10/6/2006	35,428	262,167	$8.96	$2,349,016.32	153,368	$8.96	$1,374,177.28	$974,839.04
10/6/2006	41,000	303,400	$8.96	$2,718,464.00	177,489	$8.96	$1,590,301.44	$1,128,162.56
10/11/2006	4,000	29,600	$8.88	$262,848.00	17,316	$8.88	$153,766.08	$109,081.92
10/12/2006	7,000	51,800	$8.97	$464,646.00	30,303	$8.97	$271,817.91	$192,828.09
10/12/2006	10,000	74,000	$8.97	$663,780.00	43,290	$8.97	$388,311.30	$275,468.70
10/22/2006	7,120	52,688	$9.23	$486,310.24	30,822	$9.23	$284,487.06	$201,823.18
	104,548	773,655		$6,945,064.56	452,588		$4,062,861.07	$2,882,203.49

Impact to the balance sheet (in thousands):

	Debit (Credit)
Stockholders' equity:
Series 2 Preferred stock	$5,227	(104,548 shares x $50 per share)
Common stock	(77)	(773,655 shares x $0.10 per share)
Accumulated deficit	2,882	(Return to holders as calculated above)
Capital in excess of par value	$(8,032)

As disclosed in the consolidated statement of stockholders' equity

Impact on net income applicable to common stock:

Amount disclosed on page F-51 (Note 16)	2,882,203.49	Return to holders as calculated above – charge to accumulated deficit
Amounts disclosed in Note 16 (104,548 x $23.2625)	(2,432,047.85)	Dividends in arrears as of date of agreements which were previously deducted from net income applicable to common stock
	$450,155.64	Decrease in net income applicable to common stock for 2006

Confidential Treatment Requested by LSB Industries, Inc.

Exhibit B

The following table sets forth the computation of basic and diluted net income (loss) per share:

(Dollars in thousands, except per share amounts)

2006 (As adjusted)	2005 (As adjusted)	2004 (As adjusted)
Numerator:
Net income	$15,515	$4,990	$209

Dividend requirements on Series B Preferred	(240)	(240)	(240)
Dividend requirements on shares of Series 2 Preferred which were not pursuant to exchange agreements in 2006	(1,624)	(1,643)	(1,682)
Dividend requirements and stock dividend on shares of Series 2 Preferred pursuant to exchange agreement in 2006 (1)	(705)	(340)	(340)
Dividend requirements on Series D Preferred	(60)	(60)	(60)
Dividends on Noncumulative Preferred Stock	(1)	-	-
	(2,630)	(2,283)	(2,322)
Numerator for basic net income (loss) per share - net income (loss) applicable to common stock	12,885	2,707	(2,113)
Preferred stock dividend requirements on preferred stocks assumed to be converted, if dilutive	1,925	-	-
Interest expense including amortization of debt issuance costs, net of income taxes, on convertible debt assumed to be converted	1,083	-	-
Numerator for diluted net income (loss) per share	$15,893	$2,707	$(2,113)

Denominator:
Denominator for basic net income (loss) per share – weighted-average shares	14,331,963	13,617,418	12,888,136
Effect of dilutive securities:
Convertible preferred stock	3,112,483	38,390	-
Convertible notes payable	2,100,325	4,000	-
Stock options	1,261,661	1,195,320	-
Warrants	65,227	51,583	-
Dilutive potential common shares	6,539,696	1,289,293	-
Denominator for dilutive net income (loss) per share – adjusted weighted-average shares and assumed conversions	20,871,659	14,906,711	12,888,136

Basic net income (loss) per share	$.90	$.20	$(.16)

Diluted net income (loss) per share	$.76	$.18	$(.16)

Confidential Treatment Requested by LSB Industries, Inc.

Exhibit B (continued)

The following weighted-average shares of securities were not included in the computation of diluted net income (loss) per share as their effect would have been antidilutive:

2006	2005	2004
Series B Preferred	-	666,666	666,666
Series 2 Preferred not pursuant to exchange agreements in 2006	-	2,177,148	2,223,190
Series 2 Preferred pursuant to exchange agreements in 2006 (2)	348,366	452,588	452,588
Series D Preferred	-	250,000	250,000
Noncumulative Preferred Stock	-	-	42,155
Convertible notes payable	-	-	4,000
Stock options	-	-	2,063,829
Warrants	-	-	708,085
	348,366	3,546,402	6,410,513

(1) As discussed in Note 16-Non-Redeemable Preferred Stock, during October 2006, we entered into several separate individually negotiated agreements (“Exchange Agreements”) with certain holders of our Series 2 Preferred. Because the exchanges were pursuant to terms other than the original terms, the transactions were considered extinguishments of the preferred stock. In addition, the transactions qualified as induced conversions under SFAS 84. In accordance with Emerging Issues Task Force (“EITF”) Topic No. D-42, the excess of the fair value of the common stock issued over the fair value of the securities issuable pursuant to the original conversion terms was subtracted from net income in computing net income per share. Because our Series 2 Preferred are cumulative and the dividend requirements have been included in computing net income per share in previous years and as an element of the exchange transactions, we effectively settled the dividends in arrears, the amount subtracted from net income represents the excess of the fair value of the common stock issued over the fair value of the securities issuable pursuant to the original conversion terms less the dividends in arrears as of the date of the Exchange Agreements plus the 2006 dividend requirements prior to the date of the Exchange Agreements.

(2) In accordance with EITF Topic No. D-53, the shares associated with the Exchange Agreements were considered separately from other convertible shares of securities in computing net income per share for 2006.

Confidential Treatment Requested by LSB Industries, Inc.

Exhibit C

LSB INDUSTRIES, INC.
ACCRUED AND UNPAID DIVIDENDS

Our reference to “accrued and unpaid” dividends on the Series 2 Preferred refers to dividends on the Series 2 Preferred that have accumulated pursuant to the terms of the Series 2 Preferred but have not been declared by the Company’s Board of Directors.

This characterization of such dividends as “accrued and unpaid” is consistent with the Delaware General Corporate Law (the “DGLC”) and the terms of the Series 2 Preferred. Section 151(c) of the DGCL provides that holders of preferred stock “shall be entitled to receive dividends  ...  at such times as shall be stated in the certificate of incorporation ...” Accordingly, the right of the holders of the Series 2 Preferred to the receipt of dividends is governed by the Certificate of Designations of the Series 2 Preferred (the “Series 2 Preferred Certificate”), which is part of our certificate of incorporation and attached as Exhibit 3.4 to the 2006 Form 10-K.

Section 3(a) of the Series 2 Preferred Certificate provides that the holders of the Series 2 Preferred are entitled to receive payment of dividends, as follows:

 The holders of [Series 2 Preferred] Stock shall be entitled to receive, when, as and if declared by the Board out of funds at the time legally available therefor, dividends at the rate of $3.25 per annum per share, and no more, which shall be fully cumulative, shall accrue without interest (including any interest, sum of money in lieu of interest or other property paid on account of any dividend payment or payments which may be in arrears) from the date of original issuance . . . . [Emphasis added.]

The fact that dividends must be declared by our Board of Directors before the holders of Series 2 Preferred are entitled to receive the dividends is reflected in Section 242 of the DGCL. Section 242 provides, in pertinent part, that a corporation has the right to amend its certificate of incorporation “to cancel or otherwise affect the right of the holders of the shares of any class to receive dividends which have accrued but have not been declared. [Emphasis added.] Thus, under the DGCL and the Series 2 Preferred Certificate, the term “accrued” refers only to the dividends that have accumulated with respect to the Series 2 Preferred (“accumulated dividends”). The term does not refer to dividends that have been declared by the Board of Directors and, as a result, are due and payable.

Pursuant to the terms of the Series 2 Preferred, shares of Series 2 Preferred surrendered for conversion into shares of common stock are not entitled to the payment of the dividend that has accrued with respect to such shares. As a result, a holder of Series 2 Preferred, by electing to convert the Series 2 Preferred, voluntarily waives all rights to the accumulated dividends on such shares. The rights waived include the right to receive such accumulated dividends not previously declared by our Board of Directors and the right to receive such accumulated dividends upon the redemption of the Series 2 Preferred by us.

Confidential Treatment Requested by LSB Industries, Inc.

EXHIBIT D

LSB INDUSTRIES, INC.
EXCHANGES OF PREFERRED STOCK FOR COMMON STOCK
MARCH 2007

The following is a summary of the exchanges of stock in March 2007 as a result of a tender offer. See Form 8-K filed on March 13, 2007.

Accounting treatment: Considered an induced conversion under SFAS 84 due to the stated expiration date of the tender offer and in accordance with EITF Topic No. D-42

The excess of the fair value of the consideration transferred to the holders of preferred stock over the fair value of the common stock to be issued under the original terms (4.329 to 1) represents a return to the holders of preferred stock. Therefore the difference between (a) the fair value of the common stock issued to the former holders of preferred stock and (b) the fair value of the common stock that would have been issued under the original terms is classified as a stock dividend and was charged to accumulated deficit.

March activity:

Date BOD accepted shares tendered	Series 2 Preferred shares surrendered	Common stock shares issued at 7.4 to 1	Price of common stock on acceptance date	Fair value of common stock on exchange date (A)	Common stock shares which would have been issued at 4.329 to 1	Price of common stock on acceptance date	Fair value of common stock which would have been issued under original terms (B)	Return to holders -- excess of fair value (A) over (B)
3/13/2007	305,807	2,262,965	$13.10	$29,644,841.50	1,323,839	$13.10	$17,342,290.90	$12,302,550.60

Impact to the balance sheet (in thousands):

	Debit (Credit)
Stockholders' equity:

Series 2 Preferred stock	$15,290	(305,807 shares x $50 per share )
Common stock	(226)	(2,262,965 shares x $0.10 per share)
Accumulated deficit	12,303	(Return to holders as calculated above)

Capital in excess of par value	$(27,367)

As disclosed in the consolidated statement of stockholders' equity

 Impact on net income applicable to common stock:

Amount disclosed in Note 14	$12,302,550.60	Return to holders as calculated above – charge to accumulated deficit
Amounts disclosed in Note 14 (305,807 x $23.975)	(7,331,722.83)	Dividends in arrears as of March 13, 2007 which were previously deducted from net income applicable to common stock
Amount disclosed in statement of income and Note 14	$4,970,827.78	Decrease in net income applicable to common stock for 2007

Confidential Treatment Requested by LSB Industries, Inc.

Exhibit E

Note-Only the nine months ended September 30, 2007 is being presented below.  The appropriate modifications in presentation would be applied to all periods presented in future filings, if applicable.

The following table sets forth the computation of basic and diluted net income per share:

Nine Months Ended September 30, 2007
(Dollars in thousands, except per share amounts)
Numerator:
Net income	$42,335

Dividends on Series B Preferred	(240)
Dividend requirements on shares of Series 2 Preferred which did not exchange pursuant to tender offer or redeemed in 2007	(272)
Dividends on shares of Series 2 Preferred which were redeemed in 2007	(59)
Stock dividend on shares of Series 2 Preferred pursuant to tender offer in 2007 (1)	(4,971)
Dividends on Series D Preferred	(60)
Dividends on Noncumulative Preferred Stock	(6)
(5,608)
Numerator for basic net income per common share - net income applicable to common stock	36,727
Preferred stock dividends and dividend requirements on preferred stocks assumed to be converted, if dilutive	637
Interest expense including amortization of debt issuance costs, net of income taxes, on convertible debt assumed to be converted	1,007
Numerator for diluted net income per common share	$38,371

Denominator:
Denominator for basic net income per common share - weighted-average shares	19,150,030
Effect of dilutive securities:
Convertible preferred stock	1,657,335
Stock options	1,222,133
Convertible notes payable	870,725
Warrants	90,241
Dilutive potential common shares	3,840,434
Denominator for dilutive net income per common share - adjusted weighted-average shares and assumed conversions	22,990,464

Basic net income per common share	$1.92

Diluted net income per common share	$1.67

Confidential Treatment Requested by LSB Industries, Inc.

Exhibit E (continued)

The following weighted-average shares of securities were not included in the computation of diluted net income (loss) per share as their effect would have been antidilutive:

Nine Months Ended September 30, 2007
Series 2 Preferred pursuant to tender offer in 2007 (2)	348,120
Stock options	177,747
525,867

(1) As discussed in Note 14-Completion of Tender Offer, in February 2007 we began a tender offer to exchange shares of our common stock for up to 309,807 of the 499,102 outstanding shares of the Series 2 Preferred. The tender offer expired on March 12, 2007 and our Board of Directors accepted the shares tendered on March 13, 2007. Because the exchanges under the tender offer were pursuant to terms other the original terms, the transactions were considered extinguishments of the preferred stock.  In addition, the transactions qualified as induced conversions under SFAS 84.  In accordance with Emerging Issues Task Force (“EITF”) Topic No. D-42, the excess of the fair value of the common stock issued over the fair value of the securities issuable pursuant to the original conversion terms was  subtracted from net income in computing net income per share.  Because our Series 2 Preferred are cumulative and the dividend requirements have been included in computing net income per share in previous periods and as an element of the exchange transactions, we effectively settled the dividends in arrears, the amount subtracted from net income represents the excess of the fair value of the common stock issued over the fair value of the securities issuable pursuant to the original conversion terms less the dividends in arrears as March 13, 2007.

(2) In accordance with EITF Topic No. D-53, the shares associated with the tender offer are to be considered separately from other convertible shares of securities in computing net income per share for the nine months ended September 30, 2007.

Confidential Treatment Requested by LSB Industries, Inc.

EXHIBIT F

LSB INDUSTRIES, INC.
REDEMPTION OF PREFERRED STOCK
AUGUST 2007

The following is a summary of the redemption of stock in August 2007 as a result of a redemption notice mailed in July 2007.

Accounting treatment in accordance with EITF Topic No. D-42:

The excess of the fair value of the consideration transferred to the holders of preferred stock over the carrying amount of the preferred stock in LSB's balance sheet represents a return to the holders of preferred stock.  Therefore the difference between (a) the cash paid to the former holders of preferred stock and (b) the carrying amount of the preferred stock is classified as a dividend and was charged to accumulated deficit.

August activity:

Redemption Date	Series 2 Preferred shares redeemed	Disclosed in Note 15 Total cash paid per share (50.00 + 26.25)	Total fair value of consideration paid (1) (A)	Carrying amount per share	Total carrying amount (B)	Return to holders -- excess of fair value (A) over (B)
8/27/2007	25,820	$76.25	$1,968,775	$50.00	$1,291,000	$677,775

(1) (1,291,000 redemption price plus 677,775 dividends in arrears as disclosed in Note 15)

Impact to the balance sheet (in thousands):

	Debit (Credit)

Cash	$(1,969)	See (1) above
Series 2 Preferred stock	1,291	(25,820 shares x $50 per share) Disclosed in condensed statement of stockholders’ equity)
Accumulated deficit	678	(Return to holders as calculated above) Disclosed in Note 15)
	$-

Impact on net income applicable to common stock:

Disclosed in Note 15	$677,775.00	Return to holders as calculated above
Disclosed in Note 15 (25,820 x $26.25)	(677,775.00)	Dividends in arrears as of August 27, 2007 and paid at redemption
	$-	Impact on net income applicable to common stock for 2007

Confidential Treatment Requested by LSB Industries, Inc.